FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
Paulson Capital Corp.				5/14/2001		Charles & Colvard, Ltd. CTHR
	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
						X(1) Director	X 10% Owner
811 SW Naito Parkway, Suite 200 (Street)				N/A		Officer (give title below)	Other (specify below)	2/16/2001
								7.	Individual or Joint/Group Filing
Portland OR 97204									(Check Applicable Line)
	(City)	(State)	(Zip)						Form filed by One Reporting Person X Form filed by More than One Reporting Person(2)

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock		184,400 (3)		I		(4)

	Common Stock		1,581,400 (3)		I		(5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).	SEC 1473 (1/3/02)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 3 (Continued)	Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Options (right to buy)		5/14/2001	5/13/2006		Common Stock	5,000 (3)		$1.33		I		owned by Mr. Paulson

	Options (right to buy)		5/14/2002	5/13/2006		Common Stock	2,500 (3)		$1.33		I		owned by Mr. Paulson

	Warrant (right to buy)		11/14/1998	11/14/2002		Common Stock	214,592 (3)		$18.00		I		(5)

	Warrant (right to buy)		11/14/1998	11/14/2002		Common Stock	25,200 (3)		$18.00		I		owned by Mr. Paulson

Explanation of Responses:

        (1)    Mr. Paulson became a director on 5/14/2001.

        (2)    In addition to Paulson Capital Corp. ("PLCC"), the reporting parties are: Chester L.F. Paulson, Jacqueline M. Paulson, Paulson Family LLC ("LLC"), and Paulson Investment Company, Inc. ("PIC"). The address for each of these parties is the same as that given for Mr. Paulson.

        (3)    As of 3/31/02.

        (4)    Mr. and Mrs. Paulson may be deemed to be the beneficial owners of the securities pursuant to the rules and regulations of the Securities and Exchange Commission. Mr. and Mrs. Paulson are both controlling managers of LLC. The securities are held in the name of LLC.

        (5)    Mr. and Mrs. Paulson are both controlling managers of LLC, which is a controlling shareholder of PLCC, which is the parent company of PIC. The securities are held in the name of PIC. Mr. and Mrs. Paulson and LLC expressly disclaim beneficial ownership of the securities of which PIC is the record owner.

	/s/ Chester L.F. Paulson, Individually	April 30, 2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date
/s/ Jacqueline M. Paulson, Individually
/s/ Paulson Family LLC By: Chester L.F. Paulson, Manager
/s/ Paulson Capital Corp. By: Chester L.F. Paulson, Chairman of the Board
/s/ Paulson Investment Company By: Chester L.F. Paulson, Chairman of the Board
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

To view the actual filing form and general Instructions go to: http://www.sec.gov/divisions/corpfin/forms/form3.htm

Page 2 SEC 1473 (1/3/02)